Administrative Office: A4333 Edgewood Road NE ACedar Rapids, IA 52499

January 13, 2012

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA M
Flexible Premium Variable Annuity – U
Initial Filing
File Nos. 333-177584/811-22622

Dear Mr. Ruckman:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filing for Separate Account VA M of Transamerica Life Insurance Company (“TLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	General

a.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to supplement any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no third party supplemental guarantees under the policy.

b.	Please confirm supplementally that contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: The class identifier in the SEC system is the name on the front cover page of the prospectus (Flexible Premium Variable Annuity – U).

2.	Cover Page

When stating that the policies, fixed account, and separate account investment choices are not bank deposits, etc., please include a comma following the word “policies”.

Response: The disclosure has been revised as requested. (See page 1).

Mr. Craig Ruckman

January 13, 2012

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3.	Summary

a.     Death Benefit (p. 9): When discussing the optional guaranteed minimum death benefit, please note that payment of the guaranteed minimum death benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 9).

b.     Additional Features (pp. 9-10): When discussing the Initial Payment Guarantee, please note that the guarantee provided by this benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 10).

c.     Additional Features (p. 10): Please revise the third bulletpoint (describing the Nursing Care and Terminal Condition Withdrawal Option) for clarity.

Response: The disclosure has been revised as requested. (See page 10).

d.     Additional Features (p. 10): When discussing the Retirement Income Max, please note that the payment of the guaranteed lifetime withdrawal benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 10).

e.     Additional Features (pp. 9-10): In the bulletpoint for the Retirement Income Max please delete the following sentence: “The designated investment options differ from the designated investment options for other guaranteed lifetime withdrawal benefits.”

Response: The disclosure has been revised as requested. (See page 10).

4.	Annuity Policy Fee Table and Expense Examples

a.     Maximum Surrender Charge (p. 12): Please remove the term “Base Policy” from this line item.

Response: The disclosure has been revised as requested. (See page 12).

b.     Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees (p 12): Since there is only one optional rider available with this contract please delete the parenthetical found in the header.

Response: The disclosure has been revised as requested. (See page 12).

c.     Expense Examples (p 13): Please confirm supplementally the accuracy of the Expense Examples.

Response: The expense examples have been reviewed for accuracy.

Mr. Craig Ruckman

January 13, 2012

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d.     Notes to Fee Table and Expense Examples (p. 14): Please revise the portion of the Notes related to Optional Rider Fees to correspond to specific line items of the Fee table. This includes the header “Optional Rider Fees”.

Response: The disclosure has been revised as requested. (See page 14).

e.     Notes to Fee Table and Expense Examples (p. 14): Please clarify supplementally which portion of the fee table the note “Retirement Income Max Rider Fees” relates to. Specifically, please identify which “fee total” the note is referring to.

Response: We have revised the disclosure. (See page 14).

5.	Investment Choices

a.	The Separate Account (pp. 18-19): Please disclose the type or objective of each investment options as per item 5(c)(ii) of Form N-4.

Response: The disclosure has been revised as requested. (See pages 65-67).

b.	The Fixed Account (pp. 21-22): Please note that the credited interest, as well as, the security of the principal invested in the fixed account is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 22).

6.	Performance

Please remove the reference to premium enhancements on page 26 since this product does not offer these enhancements.

Response: The disclosure has been revised as requested. (See page 26).

7.	Expenses

Retirement Income Max Rider Fees (p 28): Please clarify that the 1.25% fee is a current fee which may increase up to the maximum rider fee under certain circumstances (e.g., automatic step-ups).

Response: The disclosure has been revised as requested. (See page 28).

8.	Access To Your Money

Signature Guarantee (p. 33): Please remove the last (bolded) paragraph of this section as it does not appear applicable.

Response: The disclosure has been revised. (See page 33).

Mr. Craig Ruckman

January 13, 2012

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9.	Death Benefit

a.	Guaranteed Minimum Death Benefit (p. 38): Please remove the bolded disclosure beginning with “NOTE” since it is not appropriate for an initial registration.

Response: The disclosure has been revised as requested. (See page 38).

b.	Guaranteed Minimum Death Benefit (p. 38): Please note that payment of the guaranteed minimum death benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 38).

10.	Additional Features

a.	Initial Payment Guarantee (p. 46): Please clarify what the term “Initial payment” refers to.

Response: The disclosure has been revised as requested. (See page 46).

b.	Initial Payment Guarantee (p. 46): Please clarify whether the maximum payment is net or gross of the Initial Payment Guarantee fee and the M&E fee.

Response: The disclosure has been revised as requested. (See page 47).

c.	Nursing Care and Terminal Condition Withdrawal Option (p. 47): Please clarify whether this waiver only operates when a negative interest adjustment applies. If not, please explicitly make investors aware of this fact.

Response: The disclosure has been revised as requested. (See page 47).

d.	Nursing Care and Terminal Condition Withdrawal Option (p. 47): Please clarify that this benefit is only applicable to withdrawals made from the fixed account.

Response: The disclosure has been revised as requested. (See page 47).

e.	Nursing Care and Terminal Condition Withdrawal Option (p. 47): Please clarify the impact withdrawals taken under the Nursing Care and Terminal Condition Withdrawal Option may have on other benefits offered by the contract (e.g., the Return of Premium Death Benefit, the Retirement Income Max rider, etc.).

Response: The disclosure has been revised as requested. (See page 47).

f.	Unemployment Waiver (p. 47): Please clarify whether this waiver only operates when a negative interest adjustment applies. If not, please explicitly make investors aware of this fact.

Response: The disclosure has been revised as requested. (See page 48).

g.	Unemployment Waiver (p. 47): Please revise the first sentence for clarity. For example, it may be appropriate to use a colon following the word circumstances instead of a common.

Response: The disclosure has been revised as requested. (See page 48).

Mr. Craig Ruckman

January 13, 2012

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h.	Unemployment Waiver (p. 47): Please clarify that this benefit is only applicable to withdrawals made from the Fixed Account.

Response: The disclosure has been revised as requested. (See page 48).

i.	Unemployment Waiver (p. 47): Please clarify the impact withdrawals taken under the Unemployment Waiver may have on other benefits offered by the contract (e.g., the Return of Premium Death Benefit, the Retirement Income Max rider, etc.).

Response: The disclosure has been revised as requested. (See page 48).

j.	Dollar Cost Averaging (pp. 48-49): The prospectus notes that Dollar Cost Averaging is available with a guaranteed minimum withdrawal benefit. Please revise this disclosure to identify the Retirement Income Max Rider since the contract only offers one such rider and actually refers to that rider as a guaranteed lifetime withdrawal benefit.

Response: The disclosure has been revised as requested. (See page 50).

k.	Asset Rebalancing (p. 49): The prospectus notes that Asset Rebalancing is available with a guaranteed minimum withdrawal benefit. Please revise this disclosure to identify the Retirement Income Max Rider since the contract only offers one such rider and actually refers to that rider as a guaranteed lifetime withdrawal benefit.

Response: The disclosure has been revised as requested. (See page 50).

l.	Retirement Income Max (p. 49): In the introductory paragraph please note that the guarantee provided by this rider is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 50).

m.	Retirement Income Max (p. 49): The introductory paragraph notes that the Retirement Income Max Rider cannot be elected with another GLWB. Since the Retirement Income Max Rider is the only GLWB offered under this contract, please delete this sentence.

Response: The disclosure has been revised as requested. (See page 50).

11.	Appendices

a.	Hypothetical Example (p. 71): Please clarify supplementally why the two Policy Value columns differ. If the only difference reflects fees paid for the GMDB, please state so in the introductory narrative.

Response: The disclosure has been revised as requested. (See page 75).

b.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (pp. 75-76): Please revise the sixth column of the table replacing “Growth Amount” with “Withdrawal Base plus Annual Growth Credit”.

Response: The disclosure has been revised as requested. (See pages 79-80).

Mr. Craig Ruckman

January 13, 2012

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c.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (pp. 75-76): Please revise footnote 1 to provide a narrative spelling out how the automatic step-up was applied (e.g. the high monthiversary value vs. the policy value or the withdrawal base plus the annual growth credit).

Response: The disclosure has been revised as requested. (See page 80).

d.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (pp. 75-76): In the line featuring the $50,000 premium payment, please include a footnote demonstrating how the $50,000 premium payment impacted the various values shown in that line.

Response: The disclosure has been revised as requested. (See pages 79-80).

e.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (pp. 75-76): Please revise footnote 2 to provide a narrative spelling out how the annual growth credit was applied (e.g. the annual growth credit plus the withdrawal base vs. the high monthiversary value or the policy value).

Response: The disclosure has been revised as requested. (See page 80).

12.	Financial Statements, Exhibits, and Certain Other Information

Any required financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The required financial statements and exhibits are filed in the pre-effective amendment.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company

FLEXIBLE PREMIUM VARIABLE ANNUITY – U

Issued Through

SEPARATE ACCOUNT VA M

By

TRANSAMERICA LIFE INSURANCE COMPANY

Prospectus

~~_____, 2011~~ January13, 2011

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Flexible Premium Variable Annuity—U, you can obtain a free copy of the Statement of Additional Information (SAI) dated ~~_____,~~ January 13, 2011 . Please call us at (800) 525-6205 or write us at: Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies, fixed account, and separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

of the benefits and guarantees provided by your Contract. You should carefully consider whether a partial surrender under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial and full surrenders (generally) on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

7. ANNUITY PAYMENTS (THE INCOME PHASE)

The policy allows you to receive income under one of several annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, then the dollar amount of your annuity payments may go up or down.

However, the Initial Payment Guarantee is available for an extra fee and it guarantees a minimum amount for each variable annuity payment.

8. DEATH BENEFIT

If the sole annuitant dies before the income phase begins, then the beneficiary will generally receive a death benefit. If the owner is not the annuitant, then no death benefit is paid if the owner dies; however required distribution rules require that the policy value be distributed upon the death of any owner.

Naming different persons as owner and annuitant can affect to whom and whether amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

When you purchase a policy you may generally choose an optional guaranteed minimum death benefit:

•	Return of Premium Death Benefit

~~Charges are lower if you do not choose an optional guaranteed minimum death benefit.~~

Charges are lower if you do not choose an optional guaranteed minimum death benefit. The guarantee of the death benefit is based on the claims-paying ability of Transamerica.

After the policy is issued, a guaranteed minimum death benefit cannot be added, and the death benefit cannot be changed.

9. TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. For nonqualified and certain qualified policies, payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the income phase are, in many cases, considered as all taxable income. If you are younger than 59  1/2 when you take money out, you may incur a 10% federal penalty tax on the taxable earnings.

10. ADDITIONAL FEATURES

This policy has additional features that might interest you. These features may not be available for all policies, may vary for certain policies, may not each be available in combination with other optional benefits under the policy, and may not be suitable for your particular situation.

These features include, but are not limited to, the following:

•	You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the “Systematic Payout Option” (“SPO”). Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•	You can elect an optional feature at the time of annuitization that guarantees your variable annuity payments will never be less than a percentage of the initial variable annuity payment. This feature is called the “Initial Payment Guarantee” (“IPG”~~). There is an extra Charge for this feature.~~). There is an extra charge for this feature. The guarantee under the Initial Payment Guarantee is based on the claims-paying ability of Transamerica.

•	Under certain medically related circumstances, you may surrender all or part of the policy value without any ~~may be subject to any~~ excess interest adjustment~~; and.~~ This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”

•	Under certain unemployment circumstances, you may surrender all or a portion of the policy value free of any excess interest adjustment. This feature is called the “Unemployment Waiver.”

•	You may generally make transfers and/or change the allocation of additional premium payments by telephone. We may restrict or eliminate this feature.

•	You can arrange to automatically transfer money (at least $500 per transfer) monthly or quarterly from certain investment choices into one or more subaccounts. This feature is known as “Dollar Cost Averaging.”

•	We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “Retirement Income MaxSM Rider.” If you elect the Retirement Income MaxSM Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See

“Retirement Income MaxSM – Designated Investment Options”~~.) The designated investment options differ from the designated investment options for the other guaranteed lifetime withdrawal benefits. You may lose the benefit of this rider if you take“~~.) You may lose the benefit of this rider if you take ~~“~~excess” ~~withdrawals. There is an extra charge for this rider~~. withdrawals. There is an extra charge for this rider. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

11. OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account; if state law requires, we will refund your original premium payment(s).The policy will then be deemed void.

No Probate. Usually, the person receiving the death benefit under this policy will not have to go through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. State premium taxes may also be deducted. Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
~~Base Policy~~	0%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $35 per policy

Separate Account Annual Expenses (as a percentage, annually, of average separate account value):

Base Separate Account Expenses:
Mortality and Expense Risk Fee	0.30%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.45%

Optional Separate Account Expenses: (You may only elect one of the guaranteed minimum death benefits listed below)

Return of Premium Death Benefit	0.15%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	0.60%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees:~~(You may only elect one of the optional listed below)~~

Retirement Income MaxSM Rider (annual charge a % of withdrawal base):
Base Benefit (Maximum)	2.00%
Base Benefit (Current)	1.25%

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, such as overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses and the Return of Premium Death Benefit fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.

~~Optional Rider Fees~~

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Retirement Income MaxSM ~~Rider—base benefit~~ Rider: The fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value. During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent Withdrawal Base adjustments.

Retirement Income MaxSM Rider Fees: After the first rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. The Withdrawal Base on the rider date is the policy value. This fee ~~total~~ reflects the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or managers , and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross’’ expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the Company's general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the "guaranteed minimum"). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders and transfers from a guaranteed period option of the fixed account are generally subject to an excess interest adjustment (except at the end of the guaranteed period). See Section 6. Access To Your Money—Excess Interest Adjustment for more information about when an excess interest adjustment applies. This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company's other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase. The interest credited as well as principal invested in the fixed account is based on the claims-paying ability of Transamerica.

We reserve the right to refuse any premium payment or transfer to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any investment choice within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

•	Transfers at the end of a guaranteed period. No excess interest adjustment will apply.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

•	Other than at the end of a guaranteed period, transfers of amounts from the guaranteed period operational capacity to monitor policy owners' transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers.

Accordingly, policy owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

Policy owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners identified by an underlying fund portfolio as violating the frequent trading policies established for the portfolio.

Omnibus Orders. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

4. PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non -standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

~~Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also reflect the premium enhancement, if any.~~

Second, advertisements may also include total return figures. which reflect the deduction of the mortality and expense risk fees and administrative charges.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e.,

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your free transfers. All transfer requests made at the same time are treated as a single transfer.

Administrative Charges

We deduct a daily administrative charge to cover the costs of supporting and administering the policy (including certain distribution-related expenses).This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

In addition, during the accumulation phase, an annual service charge of $35 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Initial Payment Guarantee

If you elect the Initial Payment Guarantee feature at the time of annuitization, there is a fee (during the income phase) currently at an annual rate of 1.25% of the daily net asset value. This fee may be higher or lower at the time you annuitize and elect the feature.

Retirement Income MaxSM Rider Fees

If you elect the Retirement Income MaxSM rider, then the rider fee, which is charged quarterly before annuitization, is 1.25% (on an annual basis) of the withdrawal base. We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.

The rider fee may increase due to an automatic step-up but will not exceed the maximum rider fee percentage in the fee table.

Life with Emergency Cash ® Surrender Charge

If you select the Life with Emergency Cash ® annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the annuity commencement date (no matter which policy or variation thereof you previously purchased). The following schedule shows the current surrender charge:

Number of Years Since Annuity Commencement Date	Surrender Charge (as a % of adjusted policy value surrendered)
0 – 1	4%
1 – 2	3%
2 – 3	2%
3 – 4	1%
more than 4	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency Cash ® annuity payment option.

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the annuity commencement date and not from the premium payment date;
•	this surrender charge is a percentage of the adjusted policy value surrendered and not a percentage of premium; and
•	under this payment option, there is no surrender charge free amount.

environment).

* = multiplication

^ = exponentiation

There will be no excess interest adjustment on any of the following:

•	surrenders of cumulative interest credited;
•	Nursing Care and Terminal Condition Withdrawal Option surrenders;
•	Unemployment Waiver surrenders;
•	transfers from a Dollar Cost Averaging fixed source;
•	surrenders to satisfy any minimum distribution requirements; and
•	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may vary for certain policies and may not be applicable for all policies.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee ~~or Notary Public Stamp~~ as required by us) for the following transaction requests:

•	Any surrenders over $250,000;
•	Certain surrenders on or within 15 days of an address change;
•	Any disbursement request made on or within 15 days of an ownership change;
•	Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file;
•	Any other transaction where we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 552-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks;
•	Savings banks and savings and loan associations;
•	Securities brokers and dealers; and
•	Credit Unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

7. ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us notice with the information we need . New annuity commencement dates less than 30 days after we receive notice of the change require prior approval. The latest maximum annuity commencement date generally cannot be after the policy month following the month in which

THEN:

•	no additional payments will be made (there is no death benefit).

NOTE: If you elect the Life with Emergency Cash® and the annuitant dies before age 100; then a Life with Emergency Cash® death benefit equaling the amount available for surrender will be paid.

IF:

•	annuity payments are being made under the Life with Emergency Cash®; and
•	the annuitant dies before age 101 (or earlier, if a qualified policy);

THEN:

•	a Life with Emergency Cash® death benefit will be paid.

Succession of Ownership

If an owner dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;
•	primary beneficiary;
•	contingent beneficiary; or
•	owner’s estate.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greatest of:

•	the policy value on the date we receive the required information in good order at our Administrative and Service Office;
•	the cash value on the date we receive the required information in good order at our

Administrative and Service Office (this will be more than the policy value if there is a positive excess interest adjustment);

•	and the guaranteed minimum death benefit, if any, (discussed below), plus premium payments, less adjusted partial surrenders, from the date of death to the date the death benefit is paid. Please see “Appendix = Death Benefit” for illustrative examples regarding Death Benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit

~~NOTE: The following generally applies, depending on the state of issue, to policies issued after the date of the this prospectus.~~

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less
•	any adjusted partial surrenders as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. There is an extra charge for this death benefit of 0.15% annually.

Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy. The guarantees of the death benefit is based on the claims-paying ability of Transamerica.

Guaranteed Lifetime Withdrawal Benefits

We may make available, as options under the policy, certain guaranteed lifetime withdrawal and other optional benefits. If your policy contains a guaranteed lifetime withdrawal benefit rider the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may limit the value of these optional benefits. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed lifetime withdrawal benefit rider for a qualified policy.

10. ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular withdrawals (i.e., partial surrenders) from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of withdrawals made per year, where: (1) up to 10% of your premium payments (reduced by prior withdrawals in that policy year); and (2) is any gains in the policy. For amounts greater than 10% of your premium payments, you must receive prior Company approval. The amount of your payment is established when you select the option. The amount available is recalculated on each policy anniversary thereafter while the Systematic Payout Option is in effect.

Any payment in excess of the cumulative interest credited at the time of the payment may be subject to an excess interest adjustment.

Systematic withdrawals can be made monthly, quarterly, semi-annually, or annually. Each withdrawal must be at least $50. Monthly and quarterly withdrawals must generally be made by electronic funds transfer directly to your checking or savings account.

If you request an additional withdrawal while a Systematic Payout Option is in effect, then the Systematic Payout Option will terminate.

Keep in mind that partial withdrawals under the Systematic Payout Option may be taxable, and if made before age 59½, may be subject to a 10% federal penalty tax.

There is no charge for this benefit.

Initial Payment Guarantee

You may only elect to purchase the Initial Payment Guarantee which provides annually stabilized payments that are guaranteed to never be less than a percentage of the initial variable annuity payment at the time you annuitize your policy. You cannot terminate this payment guarantee (or eliminate the charge for it) after you have elected it. The guarantee only applies to variable annuity payments. There is an additional charge for this guarantee.

The Initial Payment Guarantee does not establish or guarantee the performance of any subaccount.

Under the Initial Payment Guarantee, you receive annuity payments that are stabilized—that is, held level throughout each policy year—and are guaranteed to never be less than a percentage of the initial variable annuity payments. The guaranteed percentage is subject to change from time to time; however once you annuitize, the guaranteed percentage will not change during the life of the Initial Payment Guarantee. Contact us for the current guaranteed percentage.

The payment amount is adjusted once each year (on the anniversary of your annuity commencement date) to reflect the investment performance of your selected investment choice(s) over the preceding year (but your payment will not be less than the guaranteed minimum).

Fee. There is a charge for the Initial Payment Guarantee, which is in addition to the base product mortality and expense risk fee and administrative charge. This fee is reflected in the amount of the annuity payments that you receive if you select the Initial Payment Guarantee. It is reflected in the calculation of the annuity unit values (i.e., your payment is “net” the initial payment guarantee fee mortality and expense risk fee and administrative charges).

The Initial Payment Guarantee fee is currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts. We can change the fee, and you pay whatever the fee is when you annuitize.

Other Terms and Conditions. The Initial Payment Guarantee uses a 5% assumed investment return to calculate your annuity payments. This means that the dollar amount of the annuity payments will remain level if the investment return (net of fees and expenses) exactly equals 5%. The payments will increase if actual investment performance (net of fees and expenses) exceeds the assumed investment return, and decrease if actual performance is below the assumed investment return (but not below the guaranteed level).

Termination. The Initial Payment Guarantee is irrevocable.

The Initial Payment Guarantee may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Initial Payment Guarantee. The application and operation of the Initial Payment Guarantee are governed by the terms and conditions of the policy itself.

Nursing Care and Terminal Condition Withdrawal Option

No excess interest adjustment (positive or negative) will apply if you make a surrender ($1,000 minimum), under certain circumstances, because you or your spouse has been:

•	confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or
•	diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).

Please note that the excess interest adjustment only applies to amounts withdrawn from the guaranteed period option of the fixed account.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person.

You may exercise this benefit at any time (during the accumulation phase). There is no charge for this benefit.

There is no restriction on the maximum amount you may surrender under this benefit.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;
•	reduce your base policy death benefit and other benefits;
•	may be subject to excess interest adjustment;
•	may be subject to income taxes and federal tax penalties; and
•	may be limited or restricted under certain qualified policies.

This benefit may vary for certain policies, may not be available for all policies, and may not be available in all states.

Unemployment Waiver

No excess interest adjustment (positive or negative) will apply to surrenders after you or your spouse become unemployed in certain circumstances~~,~~ because you were terminated, laid off, or otherwise lost your job involuntarily. In order to qualify, you (or your spouse, whichever is applicable) must have been:

•	employed full time for at least two years prior to becoming unemployed;
•	employed full time on the policy date;
•	unemployed for at least 60 days in a row at the time of surrender;
•	must have a minimum cash value at the time of surrender of $5,000; and
•	you (or your spouse) must be receiving unemployment benefits.

Please note that the excess interest adjustment only applies to amounts withdrawn from a guaranteed period option of the fixed account.

You must provide written proof from your State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of surrender.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. There is no charge for this benefit.

There is no restriction on the maximum amount you may surrender under this benefit.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value:
•	reduce your base policy death benefit and other benefits:
•	may be subject to excess interest adjustment:
•	may be subject to income taxes and federal tax penalties; and
•	may be limited or restricted under certain qualified policies.

This benefit may vary for certain policies, may not be available for all policies, and may not be available in all states.

Telephone Transactions

You may generally make certain transactions by telephone upon our receipt of the appropriate authorization.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may also require written confirmation of your request. We will not be liable for losses resulting from telephone requests that we believe are genuine. We reserve the right to revoke your telephone transaction privileges at any time without revoking all owners’ telephone transfer privileges.

Telephone requests must be received while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. We may discontinue this option at any time.

We may deny the telephone transaction privileges to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe circumstances or other emergencies. There may be interruptions in service beyond our control, and if the volume of calls is unusually high, we might not have anyone available, or lines available, to take your call. Although we have

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, allocate the additional premium ~~among the subaccounts~~ as identified in the previous Dollar Cost Averaging program.

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN:

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.

~~Transfers from a Dollar Cost Averaging fixed source are not subject to an excess interest adjustment~~.

A Dollar Cost Averaging program can be used in conjunction with ~~a guaranteed minimum withdrawal benefit~~ the Retirement Income MaxSM Rider (subject to any investment restrictions involving the source).

There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

~~Asset Rebalancing can be used in conjunction with a guaranteed minimum withdrawal benefit.~~

Asset Rebalancing can be used in conjunction with the Retirement Income MaxSM Rider.

There is no charge for this benefit.

Retirement Income MaxSM Rider

You may elect to purchase the optional Retirement

Income MaxSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the

Retirement Income MaxSM ~~rider for a qualified policy. if you elect the Retirement Income Max SM rider you cannot elect another GLWB.~~ rider for a qualified policy. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

APPENDIX

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TRANSAMERICA SERIES TRUST
TA AEGON Money Market – Service Class	Transamerica AEGON Money Market VP – Service C1ass(1)	AEGON USA Investment Management, LLC
Investment Objective: Maximum current income form money market securities consistent with liquidity and preservation of principal.
TA AEGON Tactical vanguard ETF – Balanced – Service class	Transamerica AEGON Active Asset Allocation - Moderate VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
TA AEGON Tactical Vanguard ETF – Conservative – Service Class	Transamerica AEGON Active Asset Allocation - Conservative VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA AEGON Tactical vanguard ETF – Growth – Service Class	Transamerica AEGON Active Asset Allocation - Moderate Growth VP - Service Class	AEGON USA Investment Management, LLC.
Investment Objective: Capital appreciation with current income as secondary objective.
TA AEGON U.S. Government Securities – Service Class	Transamerica AEGON U.S. Government Securities VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: As high a level of total return as is consistent with prudent investment strategies.
TA Alliance Bernstein Dynamic Allocation – Service Class	Transamerica AllianceBernstein Dynamic Allocation VP - Service Class	Alliance Bernstein, L.P.
Investment Objective: Capital appreciation current income.
TA Asset Allocation – Conservative – Service Class	Transamerica Asset Allocation - Conservative VP – Service Class	Morningstar Associates, LLC
Investment Objective: Current income and preservation of capital.
TA Asset Allocation – Growth – Service Class	Transamerica Asset Allocation - Growth VP – Service Class	Morningstar Associates, LLC
Investment Objective: Long-term capital appreciation.
TA Asset Allocation – Moderate – Service Class	Transamerica Asset Allocation - Moderate VP – Service Class	Morningstar Associates, LLC
Investment Objective: Capital appreciation and current income.
TA Asset Allocation – Moderate Growth – Service Class	Transamerica Asset Allocation - Moderate Growth VP – Service Class	Morningstar Associates, LLC
Investment Objective: Capital appreciation with current income as a secondary objective.
TA International Moderate Growth—Service Class	Transamerica International Moderate Growth VP – Service Class	Morningstar Associates, LLC
Investment Objective: Capital appreciation with current income as a secondary objective.
TA BlackRock Global Allocation – Service Class	Transamerica BlackRock Global Allocation VP - Service Class	BlackRock Investment Management, LLC
Investment Objective: High total investment return. Total investment return is the combination of capital appreciation and investment income.
TA BlackRock Tactical Allocation—Service Class	Transamerica BlackRock Tactical Allocation VP - Service Class	BlackRock Financial Management, Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
TA Efficient Markets – Service Class	Transamerica Efficient Markers VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation while seeking income as a secondary objective.
TA Hanlon Balanced—Service Class	Transamerica Hanlon Balanced VP – service Class	Hanlon Investment Management, Inc.
Investment Objective: Current income and capital appreciation.
TA Hanlon Growth—Service Class	Transamerica Hanlon Growth VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Long-term and capital appreciation.
TA Hanlon Growth and Income – Service Class	Transamerica Hanlon Growth and Income VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Capital appreciation and current income.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS—(Continued)

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA Hanlon Income—Service Class	Transamerica Hanlon Income VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Conservative stability
TA JPMorgan core Bond—Service Class	Transamerica JPMorgan Core Bond VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Total return,consisting of current income and capital appreciation.
TA JPMorgan Mid Cap Value—Service Class	Transamerica JPMorgan Mid Cap Value VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Growth from capital appreciation.
TA JPMorgan Tactical Allocation—Service Class	Transamerica JPMorgan Tactical Allocation VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Current income and preservation of capital.
TA Janus Balanced—Service Class	Transamerica Janus Balanced VP – Service Class	Janus Capital Management LLC
Investment Objective: Long-term capital growth, consistent with preservation of capital and balanced by current income.
TA Multi-Managed Balanced—Service Class	Transamerica Multi-Managed Balanced VP – Service Class	J.P. Morgan Investment Management Inc. and Black Rock Financial Management Inc.
Investment Objective: High total investment return through investments in a broadly diversified portfolio of stock ,bonds and money market instruments.
TA PIMPCO Real Return TIPS—Service Class	Transamerica PIMPCO Real Return TIPS VP - Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum real return consistent with preservation of real capital and prudent investment management.
TA PIMPCO Total Return—Service Class	Transamerica PIMPCO Total Return VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.
TA Vanguard ETF Index—Aggressive Growth—Service Class	Transamerica Index 100 VP – Service Class	AEGON USA Investment Management LLC
Investment Objective: Long-term capital appreciation
TA Vanguard ETF Index – Balanced – Service Class	Transamerica Index 50 VP – Service Class	AEGON USA Investment Management LLC
Investment Objective: Balance capital appreciation and income.
TA Vanguard ETF Index – Conservative – Service Class	Transamerica Index 35 VP – Service Class	AEGON USA Investment Management LLC
Investment Objective: Current income and preservation of capital
TA Vanguard ETF Index – Growth - Service Class	Transamerica Index 75 VP – Service Class	AEGON USA Investment Management LLC
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA AEGON High Yield Bond – Initial Class	Transamerica AEGON High Yield Bond VP – Initial Class	AEGON USA Investment Management LLC
Investment Objective: High level of current income by investing in high-yield debt securities.
TA BlackRock Large Cap Value – Initial Class	Transamerica BlackRock Large Cap Value VP – Initial Class	BlackRock Investment Management LLC
Investment Objective: Long-term capital growth.
TA Clarion Global Real Estate Securities – Initial Class	Transamerica Clarion Global Real Estate Securities VP – Initial Class	CBRE Clarion Securities LLC
Investment Objective: Long-term total return from investments primarily in equity securities of real estate companies Total return consists of realized and unrealized capital gains and losses plus income.
TA JPMorgan Enhanced Index – Initial Class	Transamerica TA JPMorgan Enhanced Index VP – Initial Class	J.P. Morgan Investment Management Inc.
Investment Objective: Earn a total return modestly in excess of the total return performance of the Standard & poor’s 500 Index (including reinvestment of dividends) while maintaining a volatility of return similar to the S & P 500 Index.
TA Jennison Growth – Initial Class	Transamerica Jennison Growth VP – Initial Class	Jennison Associates LLC
Investment Objective: Long-term growth of capital.

PORTFOLIO ASSOCIATED WITH THE SUBACCOUNTS—(Continued)

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA MES International Equity – Initial Class	Transamerica MES International Equity VP – Initial Class	MFS® Investment Management
Investment Objective: Capital growth
TA Morgan Stanley Active International Allocation – Initial Class	Transamerica Morgan Stanley Active International Allocation VP – Initial Class	Morgan Stanley Investment Management Inc.
Investment Objective: Long-term capital appreciation.
TA Morgan Stanley Mid – Cap Growth – Initial Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Initial Class	Morgan Stanley Investment Management Inc.
Investment Objective: Capital appreciation.
TA Multi Managed Large Cap Core – Initial Class	Transamerica Multi Managed Large Cap Core VP – Initial Class	Morgan Stanley Investment Management Inc. and Invesco Advisers Inc.
Investment Objective: High total return.
TA Systematic Small/Mid Cap Value – Initial Class	Transamerica Systematic Small/Mid Cap Value VP - Initial Class	Systematic Financial Management L.P.
Investment Objective: Maximize total return.
TAT Rowe Price Small Cap – Initial Class	Transamerica T. Rowe Price Small Cap VP – Initial Class	T. Rowe Price Associates. Inc.
Investment Objective: Long–term growth of capital by investing primarily in common stocks of small growth companies.
TA Third Avenue Value – Initial Class	Transamerica Third Avenue Value VP – Initial Class	Third Avenue Management LLC
Investment Objective: Long-term capital appreciation.
TA WMC Diversified Growth – Initial Class	Transamerica WMC Diversified Growth VP – Initial Class	Wellington Management Company LLP
Investment Objective: Maximize long-term growth.

(1)	There can be no assurance that the Transamerica AEGON Money Market VP – Service Class portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market – Service Class subaccount may become extremely low and possibly negative.

Death Benefit — (Continued)

Hypothetical Example

In this example, certain death benefit values at various points in time are depicted based on hypothetical assumed rates of performance. This example is for illustrative purposes only and assumes a single $100,000 premium payment by a sole owner and annuitant who is age 50. It further assumes no subsequent premium payments or withdrawals. The difference between the two “Policy Value” columns is the fee for the guaranteed minimum death benefit.

End of Year	Net Rate of Return for Fund*	Policy Value (No GMDB Elected)	Policy Value (Return of Premium GMDB Elected)	Return of Premium GMDB
Issue	N/A	$100,000	$100,000	$100,000
1	-4%	$95,550	$95,400	$100,000
2	18%	$112,319	$112,000	$100.000
3	15%	$128,661	$128,128	$100,000
4	-7%	$119,076	$118,390	$100,000
5	2%	$120,922	$120,047	$100,000
6	10%	$132,470	$131,332	$100,000
7	14%	$150,420	$148,930	$100,000
8	-3%	$145,230	$143,569	$100,000
9	17%	$169,266	$167,114	$100,000
10	6%	$178,660	$176,138	$100,000

* The assumed rate does reflect the deduction of a hypothetical fund fee but does not reflect the deduction of any other fees, charges or taxes. The death benefit values do reflect the deduction of hypothetical base policy fees and hypothetical death benefit fees. Different hypothetical returns and fees would produce different results.

APPENDIX

HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION -

RETIREMENT INCOME MAXSM RIDER

The following table demonstrates, on a purely hypothetical basis, the withdrawal base calculation for the Retirement Income MaxSM rider using an initial premium payment of $100,000 for a Single Life Option rider at an issue age of 80. All values shown are post transaction values.

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	WB Plus Annual Growth ~~Amount~~ Credit	High Monthiversary Value	Withdrawal Base	Rider Withdrawal Amount
	$100,000	$	$	$		$$100,000	$100,000	$6,300
1	$102,000	$	$	$		$$102,000	$100,000	$6,300
1	$105,060	$	$	$		$$105,060	$100,000	$6,300
1	$107,161	$	$	$		$$107,161	$100,000	$6,300
1	$110,376	$	$	$		$$110,376	$100,000	$6,300
1	$112,584	$	$	$		$$112,584	$100,000	$6,300
1	$115,961	$	$	$		$$115,961	$100,000	$6,300
1	$118,280	$	$	$		$$118,280	$100,000	$6,300
1	$121,829	$	$	$		$$121,829	$100,000	$6,300
1	$124,265	$	$	$		$$124,265	$100,000	$6,300
1	$120,537	$	$	$		$$124,265	$100,000	$6,300
1	$115,716	$	$	$		$$124,265	$100,000	$6,300
1	$109,930	$	$		$$105,000	$124,265	$124,265[1]	$7,829
2	$112,129	$	$	$		$$112,129	$124,265	$7,829
2	$115,492	$	$	$		$$115,492	$124,265	$7,829
2	$117,802	$	$	$		$$117,802	$124,265	$7,829
2	$121,336	$	$	$		$$121,336	$124,265	$7,829
2	$124,976	$	$	$		$$124,976	$124,265	$7,829
2	$177,476	$50,000[2]	$	$		$$177,476	$174,265	$10,979
2	$175,701	$	$	$		$$177,476	$174,265	$10,979
2	$172,187	$	$	$		$$177,476	$174,265	$10,979
2	$167,022	$	$	$		$$177,476	$174,265	$10,979
2	$163,681	$	$	$		$$177,476	$174,265	$10,979
2	$166,955	$	$	$		$$177,476	$174,265	$10,979
2	$170,294	$	$		$$182,979	$177,476	$182,979[2] [3]	$11,528
3	$166,888	$	$	$		$$166,888	$182,979	$11,528
3	$171,895	$	$	$		$$171,895	$182,979	$11,528
3	$173,614	$	$	$		$$173,614	$182,979	$11,528
3	$178,822	$	$	$		$$178,822	$182,979	$11,528
3	$175,246	$	$	$		$$178,822	$182,979	$11,528
3	$151,741		$$20,000	$9,676	$		$$173,303	$
3	$154,775	$	$	$	$		$$173,303	$

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	WB Plus Annual Growth ~~Amount~~ Credit	High Monthiversary Value	Withdrawal Base	Rider Withdrawal Amount
3	$159,419	$	$	$	$		$$173,303	$
3	$161,013	$	$	$	$		$$173,303	$
3	$165,843	$	$	$	$		$$173,303	$
3	$174,135	$	$	$	$		$$173,303	$
3	$181,101	$	$	$	$		$$181,101[1]	$11,409

(1)	[ILLEGIBLE]—The withdrawal base was stepped-up to equal the highest monthiversary value for that rider year (which was greater than the growth credit).

(3)	[ILLEGIBLE]—The premium addition increased the policy value, withdrawal base and rider withdrawal amount. Since a premium addition increases the policy value it may also contribute to a greater highest monthiversary value.

(5)	Growth Applied—The withdrawal base was increased by the annual growth credit (which was greater than the highest monthiversary value).